# NameCoach Inc.

**(a Delaware Corporation)**

**Reviewed Financial Statements**
As of the year ended December 31, 2023
and December 31, 2022

Reviewed by:

Alice.CPA LLC
A New Jersey CPA Company

# Financial Statements

## NameCoach Inc.

Table of Contents

Alice CPA

**Independent Accountant's Review Report**

January 24, 2025
**To:** Board of Directors of NameCoach Inc.
**Re:** 2023-2022 Financial Statement Review– NameCoach Inc.

**Financial Review of the Financial Statements**

We have reviewed the accompanying financial statements of NameCoach Inc. (the "Company"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022 and the related statements of income, equity, and cash flows for the period of January 1, 2022 through December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of NameCoach Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

*Alice·CPA LLC*

Alice.CPA LLC
Robbinsville, New Jersey
January 24, 2025

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

# NAMECOACH, INC.
## BALANCE SHEET
### As of December 31, 2023 and 2022
### (Unaudited)

| | 2023 | 2022 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 911,160 | $ 3,897,030 |
| Accounts receivable | 433,587 | 268,809 |
| Accrued revenue | 27,530 | 55,586 |
| Prepaid and other current assets | 81,501 | 80,972 |
| **Total Current Assets** | **1,453,778** | **4,302,397** |
| **Noncurrent Assets** | | |
| Property and equipment, net | 7,949 | 7,977 |
| Intangible assets | 51,011 | 51,011 |
| **Total Noncurrent Assets** | **58,960** | **58,988** |
| **Total Assets** | **$ 1,512,738** | **$ 4,361,385** |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 119,194 | $ 246,155 |
| Accrued expenses | 60,712 | 88,250 |
| Credit card | 21,652 | 1,182 |
| Deferred revenue | 2,248,976 | 1,780,570 |
| **Total Current Liabilities** | **2,450,534** | **2,116,157** |
| **Noncurrent Liabilities** | | |
| Loans payable | - | 44,932 |
| **Total Noncurrent Liabilities** | - | **44,932** |
| **Total Liabilities** | **2,450,534** | **2,161,089** |
| **Stockholders' Equity** | | |
| Common stock | 1,136 | 1,122 |
| Preferred stock – Series 1 | 280 | 280 |
| Preferred stock – Series 2 | 841 | 820 |
| Preferred stock – Series A | 1,176 | 1,107 |
| Additional paid in capital | 15,406,063 | 14,672,211 |
| Accumulated deficit | (16,347,292) | (12,475,244) |
| **Total Stockholders' Equity** | **(937,796)** | **2,200,296** |
| **Total Liabilities and Stockholders' Equity** | **$ 1,512,738** | **$ 4,361,385** |

The accompanying footnotes are an integral part of these financial statements.

# NAMECOACH, INC.
## INCOME STATEMENT
### For the years ended December 31, 2023 and 2022
### (Unaudited)

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Revenues | $ 2,908,183 | $ 2,160,112 |
| Cost of Services | (302,183) | (528,335) |
| **Gross Profit** | **2,606,000** | **1,631,777** |
| | | |
| **Operating Expenses** | | |
| Salaries and wages | 3,525,087 | 2,708,730 |
| Professional fees | 1,920,617 | 2,055,540 |
| General and administrative | 591,850 | 464,645 |
| Sales and marketing | 415,257 | 448,356 |
| Facilities | 20,086 | 18,399 |
| Depreciation and amortization | 3,774 | 4,178 |
| **Total Operating Expenses** | **6,476,671** | **5,699,848** |
| | | |
| **Other Income (Expense)** | | |
| Gain from sale of assets | (122) | - |
| Interest expense | (1,262) | (50,705) |
| Other income | 7 | 425 |
| **Total Other Income (Expense)** | **(1,377)** | **(50,280)** |
| | | |
| **Net Loss** | **$ (3,872,048)** | **$ (4,118,351)** |

The accompanying footnotes are an integral part of these financial statements.

NAMECOACH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2023 and 2022
(Unaudited)

| | Common stock Value ($0.0001 par) | Preferred stock - Series 1 Value ($0.0001 par) | Preferred stock - Series 2 Value ($0.0001 par) | Preferred stock - Series A Value ($0.0001 par) | Additional Paid in Capital | SAFE Notes | Retained earnings / (Accumulated deficit) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| **Balance as of December 31, 2021** | 1,071 | 280 | 820 | - | 5,121,422 | 2,009,713 | (8,356,893) | (1,223,587) |
| Issuance of common stock | 51 | - | - | - | 58,872 | - | - | 58,923 |
| Issuance of preferred stock | - | - | - | 716 | 7,451,868 | - | - | 7,452,584 |
| Conversion of SAFEs to preferred stock | - | - | - | 391 | 2,009,322 | (2,009,713) | - | - |
| Share-based compensation | - | - | - | - | 30,727 | - | - | 30,727 |
| Net loss | - | - | - | - | - | - | (4,118,351) | (4,118,351) |
| **Balance as of December 31, 2022** | 1,122 | 280 | 820 | 1,107 | 14,672,211 | - | (12,475,244) | 2,200,296 |
| Issuance of common stock | 14 | - | - | - | 13,786 | - | - | 13,800 |
| Issuance of preferred stock | - | - | - | 69 | 693,827 | - | - | 693,896 |
| Conversion of warrants to preferred stock | - | - | 21 | - | (21) | - | - | - |
| Share-based compensation | - | - | - | - | 26,260 | - | - | 26,260 |
| Net loss | - | - | - | - | - | - | (3,872,048) | (3,872,048) |
| **Balance as of December 31, 2023** | 1,136 | 280 | 841 | 1,176 | 15,406,063 | - | (16,347,292) | (937,796) |

The accompanying footnotes are an integral part of these financial statements.

NAMECOACH, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022
(Unaudited)

| | 2023 | 2022 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Loss | $ (3,872,048) | $ (4,118,351) |
| Adjustments to reconcile net loss to net cash used in operations: | | |
| Share-based compensation | 26,260 | 30,727 |
| Depreciation and amortization | 3,774 | 4,178 |
| Bad debt | - | 150 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (164,778) | 139,481 |
| Accrued revenue | 28,056 | (55,586) |
| Prepaid and other current assets | (529) | (80,972) |
| Accounts payable | (126,961) | (223,493) |
| Accrued expenses | (27,538) | 88,250 |
| Credit card | 20,470 | (3,171) |
| Deferred revenue | 468,406 | 531,212 |
| **Net cash used in operating activities** | **(3,644,888)** | **(3,687,575)** |
| | | |
| **Cash Flows from Investing Activities** | | |
| Increase in property and equipment | (3,746) | - |
| **Net cash used in investing activities** | (3,746) | - |
| | | |
| **Cash Flows from Financing Activities** | | |
| Issuance of common stock | 13,800 | 58,923 |
| Issuance of preferred stock | 693,896 | 7,452,584 |
| Proceeds from loans | - | 150,000 |
| Payment of loans | (44,932) | (343,523) |
| **Net cash generated by financing activities** | **662,764** | **7,317,984** |
| **Net change in cash and cash equivalents** | **2,985,870** | **3,630,409** |
| | | |
| Cash and cash equivalents at beginning of year | 3,897,030 | 266,621 |
| **Cash and cash equivalents at end of year** | **$ 911,160** | **$ 3,897,030** |
| | | |
| **Supplemental information:** | | |
| **Interest paid** | **$ (5,275)** | **$ (46,692)** |
| **Income taxes paid** | **-** | **-** |

The accompanying footnotes are an integral part of these financial statements.

NAMECOACH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND DECEMBER 31, 2022
(UNAUDITED)

## NOTE 1 – NATURE OF OPERATIONS

NameCoach, Inc. (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in Delaware on September 2, 2014. The Company provides software solutions focused on name pronunciation accuracy, initially developed for graduation ceremonies, and has since expanded to support educational institutions, corporate customers, and sales and customer experience teams in fostering more inclusive and personalized interactions.

The Company's fiscal year ends on December 31.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company has not experienced any losses from funds held in excess of the insured limit.

### Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has cash and cash equivalents amounting to $911,160 and $3,897,030 as of December 31, 2023 and 2022, respectively.

NAMECOACH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND DECEMBER 31, 2022
(UNAUDITED)

### Accounts Receivable

Trade accounts receivables are recorded at the estimated collectible amounts that are due. Trade credit is generally extended on a short-term basis and, therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company has accounts receivable amounting to $433,587 and $268,809 as of December 31, 2023, and 2022, respectively.

### Accrued Revenue

Accrued revenue represents revenue earned but not yet invoiced to customers as of the reporting date. The Company recognizes accrued revenue when services have been delivered in accordance with contractual terms, but the corresponding invoice has not yet been issued.

Once the invoice is issued, the accrued revenue balance is reclassified to Accounts Receivable, reflecting the amount billed to the customer. The accrued revenue balance is monitored regularly, and invoices are issued in subsequent periods as billing milestones or contractual terms are met.

The Company has accrued revenue amounting to $27,530 and $55,586 as of December 31, 2023, and 2022, respectively.

### Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments. The Company has prepaid expenses amounting to $81,501 and $80,972 as of December 31, 2023, and 2022, respectively.

### Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. The estimated useful life of equipment is 5 years.

### Intangible Assets

The Company capitalizes legal fees incurred in connection with the application and registration of patents, as they are directly attributable to acquiring the intangible asset, in accordance with ASC 350-30-25-2. Research and development costs related to the patent are expensed as incurred under ASC 730-10-25-1.

Amortization of capitalized patent costs begins when the patent is successfully granted and available for use, as prescribed by ASC 350-30-35-6. The Company's has outstanding intangible assets related to patent as of December 31, 2023 and 2022 amounted to $51,011 and $51,011, respectively.

NAMECOACH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND DECEMBER 31, 2022
(UNAUDITED)

### Accounts Payable

Accounts payable represent amounts due to vendors and service providers for goods and services received in the ordinary course of business. These liabilities are recorded at their invoiced amounts and are typically settled within standard payment terms. The Company evaluates accounts payable for any disputes or adjustments and records them accordingly. The Company has accounts payable amounting to $119,194 and $246,155 as of December 31, 2023, and 2022, respectively.

### Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued expenses amounting to $60,712 and $88,250 as of December 31, 2023, and 2022, respectively.

### Deferred Revenue

Deferred revenue consists of payments received in advance for subscription services, primarily annual subscriptions paid upfront. Revenue is recognized ratably over the service period as performance obligations are satisfied in accordance with ASC 606, Revenue from Contracts with Customers. Subscription terms may vary, and some customers enter into multi-year agreements, which may be paid upfront or annually. The Company has deferred revenue amounting to $2,248,976 and $1,780,570 as of December 31, 2023, and 2022, respectively.

### Stock Based Compensation

The Company accounts for compensation expense for share-based option awards to employees, non-employee directors, and other non-employees based on the estimated grant date fair value of the options on a straight-line basis over the requisite service period, which is the vesting period for stock options. The fair value of stock options are estimated using the Black-Scholes option pricing model, which requires assumptions and judgments regarding stock price, volatility, risk-free interest rates, dividend yields, and expected option terms. The Company engaged a third-party valuation specialist to estimate the grant-date fair value of its stock options. Share-based compensation is recognized net of actual forfeitures when they occur. All share-based compensation costs are recorded in the statements of operations in general and administrative expense. The Company has stock-based compensation expense amounting to $26,260 and $30,727 for the years ended December 31, 2023 and 2022, respectively.

### Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, as performance obligations are satisfied. The Company primarily sells annual subscriptions paid upfront, with revenue recognized ratably over the subscription term.

Subscription lengths may vary, and some customers enter into multi-year agreements, either paid upfront or annually. Due to the upfront billing structure, a significant portion of revenue is initially recorded as deferred revenue and recognized over time.

NAMECOACH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND DECEMBER 31, 2022
(UNAUDITED)

**Cost of Services**

Cost of Services includes cloud computing, infrastructure, and third-party software costs directly associated with delivering the Company's name pronunciation software solutions to its customers. These costs primarily consist of AWS hosting and computing expenses (such as EC2 and Relational Database instances), infrastructure maintenance for both legacy and new deployments, and third-party software expenses supporting AI-based pronunciation features. Cost of Services is recognized in the period the related services are provided, in accordance with ASC 606, ensuring proper matching of costs with the corresponding revenue earned. The Company incurred $302,183 and $528,335 in cost of services for the years ended December 31, 2023 and 2022, respectively.

**Advertising Cost**

The Company recognizes advertising costs as expenses when they are incurred. The Company incurred $415,257 and $448,356 in advertising costs for the years ended December 31, 2023 and 2022, respectively.

**Income Taxes**

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of accounts receivable, prepaid and other current assets, property and equipment, intangible assets, deferred expenses, other noncurrent assets, accrued expenses, and deferred revenues for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2023 and 2022.

**Accounting for Uncertainty in Income Taxes**

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At December 31, 2023 and 2022, respectively, management did not identify any uncertain tax positions.

**Fair Value Measurements**

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023 and 2022.

### Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Computers | $ 27,282 | $ 23,535 |
| Total | 27,282 | 23,535 |
| Less: Accumulated depreciation | (19,333) | (15,559) |
| Property and equipment, net | $ 7,949 | $ 7,977 |

Depreciation expenses for the years ended December 31, 2023 and 2022 were $3,774 and $4,178, respectively.

## NOTE 4 – LOANS PAYABLE

In 2021, the Company entered into a revenue share agreement with CFT Clear Finance Technology, under which it obtained loans totaling $420,000. An additional $100,000 was obtained in 2023 under the same agreement. As of December 31, 2022, the Company had an outstanding balance of $18,484, inclusive of interest, which was fully repaid in January 2023.

In June 2022, the Company entered into a loan agreement with Intuit Financing Inc. for proceeds of $50,000, with monthly payments of $4,636 over a 12-month term. Outstanding liability related to this loan as of December 31, 2022 is $26,448. This loan was fully repaid in 2023.

## NOTE 5 – STOCKHOLDERS' EQUITY

### Common Stock

As of December 31, 2023, and 2022, the Company was authorized to issue 47,142,000 shares of common stock. The Company had 11,366,112 and 11,228,115 shares of common stock issued as of December 31, 2023, and 2022, respectively.

### Preferred Stock

NAMECOACH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND DECEMBER 31, 2022
(UNAUDITED)

As of December 31, 2022, and 2023, the Company was authorized to issue preferred stock in multiple series, including 10,231,747 shares of Series Seed 2, 12,595,829 shares of Series Seed A, and 2,800,534 shares of Series Seed 1.

In 2022, the Company issued 3,914,900 shares of preferred stock upon the conversion of SAFEs totaling $2,009,713 and issued an additional 7,152,291 shares of Series Seed A preferred stock. As of December 31, 2022, the Company had 8,204,844 shares of Series Seed 2, 11,067,191 shares of Series Seed A, and 2,800,534 shares of Series Seed 1 issued and outstanding.

In 2023, the Company issued 209,150 additional shares of Series Seed 2 preferred stock upon the conversion of warrants amounting to $21 and issued an additional 694,128 shares of Series Seed A preferred stock. As of December 31, 2023, the Company had 8,413,994 shares of Series Seed 2, 11,761,319 shares of Series Seed A, and 2,800,534 shares of Series Seed 1.

**Stock-Based Compensation**

*Equity Incentive Plan*

The Company has adopted the 2014 Equity Incentive Plan which provides for the issuance of up to 9,030,130 shares of Class A common stock for the purposes of offering incentive stock options and restricted stock awards. Options become exercisable over various vesting periods depending on the nature of the grant, not to exceed three (4) years from the date of grant. The options expire at the earlier of ten (10) years from the date the option was granted or the optionee's termination. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2023 and 2022 were as follows:

| | 2023 | 2022 |
|---|---|---|
| Expected volatility | 52.03% | 51.72% |
| Risk-free interest rate | 2.16% | 2.04% |
| Dividend rate | 0% | 0% |
| Expected term (in years) | 5 – 10 | 5 – 10 |

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2023 and 2022 were $26,260 and $30,727, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation were $57,052 and $29,037, respectively, as of December 31, 2023 and 2022.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023 and 2022.

## NOTE 7 – SUBSEQUENT EVENTS

### Loan Agreement with Lighter Capital

In April 2024, the Company entered into a loan agreement with Lighter Capital for $900,000 payable over 12 months.

### 2024 Equity Incentives Plan

In 2024, the Company adopted the 2024 Equity Incentive Plan, authorizing the issuance of up to 5,436,772 shares of common stock. Additionally, the authorized shares under the 2014 Equity Incentive Plan were adjusted from 9,030,130 to 3,593,358.

### Management's Evaluation

Management has evaluated subsequent events through January 24, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.